Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2023.

Cautionary Note Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities;

●	our belief that our existing cash and cash equivalents as of June 30, 2023, will be sufficient to fund our operations through the next twelve months;

●	our ability to adapt to significant future alterations in Amazon’s policies;

●	our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands and expanding into new territories;

●	our ability to meet our expectations regarding the revenue growth and the demand for e-commerce;

●	our ability to enter into definitive agreements for our current letters of intent and term sheet;

●	the overall global economic environment;

●	the impact of competition and new e-commerce technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	the impact of competition and new e-commerce technologies;

●	our ability to retain key executive members;

●	the impact of possible changes in Amazon’s policies and terms of use;

●	projected capital expenditures and liquidity;

●	our expectations regarding our tax classifications;

●	how long we will qualify as an emerging growth company or a foreign private issuer;

●	interpretations of current laws and the passages of future laws;

●	changes in our strategy; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2022, or our Annual Report, filed with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Jeffs’ Brands”, the “Company”, “we”, “us” or “our” are to Jeffs’ Brands Ltd. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

●	“dollars” or “$” means United States dollars; and

●	“NIS” means New Israeli Shekels.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2023, and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2022 and notes thereto included in our Annual Report filed with the SEC.

Unless otherwise indicated, dollars are in thousands.

Overview

We are an e-commerce consumer products goods, or CPG, company, operating primarily on the Amazon.com platform. We were incorporated in Israel in March 2021, under the name Jeffs’ Brands Ltd. Together with four of our wholly-owned subsidiaries – Smart Repair Pro, Top Rank Ltd, or Top Rank, and Fort Products Ltd or Fort, we operate online stores for the sale of various consumer products on the Amazon.com online marketplace, utilizing the Fulfillment by Amazon, or FBA model.

In addition to executing the FBA business model, we utilize A.I. and machine learning technologies to analyze sales data and patterns on the Amazon.com marketplace in order to identify existing stores, niches and products that have the potential for development and growth, and for maximizing sales of existing proprietary products. We also use our own skills, know-how and profound familiarity with the Amazon.com algorithm and all the tools that the FBA platform FBA has to offer. In some circumstances we scale the products and improve them.

Comparison of the Six Months Ended June 30, 2023, and 2023

Results of Operations

The following table summarizes our results of operations for the periods presented:

	Six Months Ended June 30,
U.S. dollars in thousands	2023	2022
Revenues	3,871	2,343
Cost of sales	3,498	1,933
Gross profit	373	410
Sales and marketing	342	617
General and administrative	2,067	891
Equity losses	89	-
Other income, net	(158)	-
Operating loss	(1,967)	(1,098)
Financial expenses (income), net	(148)	335
Tax expenses	9	93
Net loss for the period	(1,828)	(1,526)

Revenues

Our revenues consist of revenue which mainly derived from sales on Amazon.

Our revenues for the six months ended June 30, 2023, were $3,871 compared to $2,343 for the six months ended June 30, 2022. This represents an increase of $1,528 or 65.2%. The increase is mainly attributable to the increase in revenues as a result of the acquisition of Fort for approximately $2,049, offset by a decrease in revenues of $522 for our remaining brands.

Cost of goods sold

Our cost of goods sold consist of the purchase of finished goods, freight, cost of commissions to Amazon.com and other e-commerce platforms, and change in inventory.

The following table sets forth the breakdown of cost of goods sold for the periods set forth below:

	Six Months Ended June 30,
U.S. dollars in thousands	2023	2022
Purchases of finished goods and changes in inventory	$1,270	$381
Freight	158	315
Storage	363	179
Salaries	48	-
Cost of commissions	1,659	1,058
Total	3,498	1,933

Our cost of goods sold for the six months ended June 30, 2023, was $3,498 compared to $1,933 for the six months ended June 30, 2022. This represents an increase of $1,565 or 80%. The increase is mainly attributable to: (i) an increase in purchases of finished goods and changes in inventory of $889, associated with the acquisition of Fort in March 2023; (ii) an increase in storage expenses of $184 due to increased inventory kept in warehouses; and (iii) an increase in cost of commissions mainly paid to Amazon.com of $601 due to an increase in sales, partially offset by a decrease in freight charges of $157 due to a decrease in shipment costs and lower purchases.

Gross Profit

Our gross profit for the six months ended June 30, 2023, was $373 compared to gross profit of $410 for the six months ended June 30, 2022. This represents a decrease of $37 or 9%. The decrease was primarily due to an increase in revenues offset by increase in cost of sales, as described above.

Operating Expenses, net

Our current operating expenses consist of four components marketing and sales expenses, general and administrative expenses and other income.

Marketing and Sales Expenses

Our marketing and sales expenses consist primarily of Amazon.com marketing fees, consultant fees and other marketing and sales expenses.

The following table sets forth the breakdown of marketing and sales expenses for the periods set forth below:

	Six Months Ended June 30,
U.S. dollars in thousands	2023	2022
Advertising	$330	$581
Other	12	36
Total	342	617

Our marketing and sales expenses for the six months ended June 30, 2023, were $342 compared to expenses of $617 for the six months ended June 30, 2022, representing a decrease of $275 or 44.5%. The decrease is mainly attributable to the decrease in our advertising costs on Amazon.com.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and related expenses, professional service fees, legal, amortization of intellectual property assets and other general and administrative expenses.

The following table sets forth the breakdown of our general and administrative expenses for the periods set forth below:

	Six Months Ended June 30,
U.S. dollars in thousands	2023	2022
Payroll and related expenses	$500	$289
Subcontractors	46	12
Professional services and consulting fees	547	232
Director fees	158	-
Rent and office maintenance	71	21
Amortization of intangible assets	350	283
Insurance	196	3
Other expenses	199	51
Total	2,067	891

Our general and administrative expenses for the six months ended June 30, 2023 were $2,067 compared to $891 for the six months ended June 30, 2022, representing an increase of $1,176 or 131.9%. The increase is primarily attributable to an increase in the number of employees of the Company (from four (4) employees as of June 30, 2022 to twelve (12) employees as of June 30, 2023), and other costs associated with insurance expenses, payments to consultants and compensation paid to members of our board of directors.

Other Income

Our other income for the six months ended June 30, 2023 was $158 compared to $0 for the six months ended June 30, 2022. The increase is primarily attributable to an increase in management fees as a result of our management agreement with SciSparc Nutraceuticals Inc. entered into on February 23, 2023.

Share of Losses Accounted for at Equity

Our share of losses accounted for as equity for the six months ended June 30, 2023, was $89 compared to $0 for the six months ended June 30, 2022. The increase is attributable to losses derived from our investment in SciSparc Nutraceuticals Inc.

Operating Loss

Our operating loss for the six months ended June 30, 2023, was $1,967, compared to operating loss of $1,098 for the six months ended June 30, 2022, an increase of $869 or 79%. The increase is attributable to the changes in revenues, cost of sales and operating expenses, as described above.

Financial expenses (income), net

Our financial income, net was $148 for the six months ended June 30, 2023, compared to net financial expenses of $335 for the six months ended June 30, 2022, a decrease of $483. The decrease was primarily attributable to a decrease of $341 in derivative liabilities (following revaluation by management of such liabilities), a decrease of $262 in interest on related party and third-party loans, partially offset by $64 of financial losses from exchange rate variations and $90 in losses following revaluation of our investment in SciSparc Ltd.

Net loss for the period

Our net loss for the six months ended June 30, 2023, was $1,828, compared to net loss of $1,526 for the six months ended June 30, 2022, an increase of $302 or 19.7%. The increase was primarily attributable to an increase in operating expenses and a decrease in gross profit, as described above.

Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our unaudited financial statements for the six months ended June 30, 2023. There have been no material changes to our critical accounting policies as described in our Annual Report other than as described in Note 2 to our unaudited consolidated financial statements for the six months ended June 30, 2023. We believe that the accounting policies described below and in Note 2 to unaudited financial statements for the six months ended June 30, 2023, are critical in order to fully understand and evaluate our financial condition and results of operations.

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates.

Liquidity and Capital Resources

Overview

Since Jeffs’ Brands’ inception in March 2021 to date, we have financed our operations primarily through funds we received from loans and proceeds from sales on Amazon (after deducting FBA fees and advertising fees) and the issuance of Ordinary Shares and warrants. As of June 30, 2023 and 2022, we had approximately $2,153 and $67, respectively, in cash and cash equivalents.

The table below presents our cash flow for the periods indicated:

	Six Months Ended June 30,
U.S. dollars in thousands	2023	2022
Net cash used in operating activities	$(1,169)	$(1,054)
Net cash used in investing activities	(4,683)	(3)
Net cash from (used in) financing activities	(86)	731
Net decrease in cash and cash equivalents	(5,938)	(326)

We expect that for the foreseeable future we will finance our activities using the proceeds we received from our initial public offering, or IPO, and proceeds from sales of our existing and future new brands.

Operating Activities

Our net cash used in operating activities was $1,169 for the six months ended June 30, 2023, compared to net cash from operating activities of $1,054 for the six months ended June 30, 2022, representing an increase of $115 or 11%. The increase is mainly attributable to an increase in net loss for the period of $302 thousand, change in fair value of derivative liabilities of $341 thousand, partially offset by an increase in accounts payable and other payables of $503 thousand.

Investing Activities

Our net cash used in investing activities was $4,683 for the six months ended June 30, 2023, compared to net cash used in financing activities of $3 for the six months ended June 30, 2022, representing an increase of $4,680. The increase is mainly attributable to the acquisition of an interest in SciSparc Nutraceuticals Inc. for $2,993 and the acquisition of Fort for $1,682.

Financing Activities

Our net cash used in financing activities was $86 for the six months ended June 30, 2023, compared to net cash provided by investing activities of $731 for the six months ended June 30, 2022, representing an increase of $817. The change is attributable to the repayment of $86 in loans during the six months ended June 30, 2023.

Financial Arrangements

On February 22, 2022, the Company entered into a loan agreement with Bank Leumi Le-Israel to provide for a line of credit in an aggregate amount of up to $1.0 million, which we may draw in two tranches at our request, but in no event after July 21, 2022. Pursuant to the loan agreement, amounts drawn bear interest at a rate of Secured Overnight Financing Rate, or SOFR plus 3.25% per annum. Unless otherwise provided with respect to a particular draw, any unpaid principal together with accrued and unpaid interest under the line of credit is required to be repaid no later than August 21, 2022. In order to induce the Bank to provide the loan, the Company and certain of our shareholders entered into a controlling shareholders’ comfort letter, subordination agreements and a negative pledge. On March 3, 2022, we drew $0.4 million under the line of credit. On June 2, 2022, we drew another $0.2 million under the line of credit. Following an agreement with Bank Leumi Le-Israel, the loan was extended until October 31, 2022. All amounts outstanding under the line of credit were fully repaid on September 6, 2022.

On April 29, 2022, and August 24, 2022, Medigus advanced $80,000 and $70,000, respectively, to the Company for certain working capital matters, which the Company fully repaid on September 6, 2022.

On May 3, 2022, we entered into Assignments to Loan Agreements with Smart Repair Pro, Medigus, Mr. Hakmon and L.I.A. Pure Capital Ltd., pursuant to which we assumed Smart Repair Pro’s obligations under the outstanding loans and we agreed that unless earlier repaid pursuant to the terms of the respective loan agreements with such parties, effective immediately upon the consummation of the IPO, all outstanding principal due to each such party automatically converted into a number of Ordinary Shares equal to the quotient obtained by dividing the outstanding principal amount due to such party, by the per Ordinary Share price of $3.46 per share, obtained by dividing $10,000,000 by the issued and outstanding Ordinary Shares immediately prior to the completion of the IPO. As of August 30, 2022, Smart Repair Pro had outstanding loans to Medigus, Mr. Hakmon and L.I.A. Pure Capital Ltd. of $4,010,000, $940,000 and $109,000, respectively. In accordance with such assignment agreements, on August 30, 2022, the outstanding amounts due to Medigus, Mr. Hakmon and L.I.A. Pure Capital Ltd. were converted into 1,160,133 Ordinary Shares, 271,951 Ordinary Shares and 31,535 Ordinary Shares, respectively. Any accrued and unpaid interest due to each such party at that time was paid in cash.

On May 9, 2022, Smart Repair Pro entered into a loan agreement with Amazon, pursuant to which, Smart Repair Pro received from Amazon an aggregate amount of $153. The loan bares an interest at an annual rate of 9.99%. In order to secure the loan, Smart Repair Pro pledged its financial balances on its Amazon account and its inventories held in Amazon’s warehouses, in favor of Amazon. As June 30, 2023, the loan was fully repaid on February 27, 2023.

Current Outlook

We have financed our operations to date primarily through proceeds from the IPO and proceeds from sales on Amazon.com (after FBA fees and advertising fees)

As of June 30, 2023, our cash and cash equivalents were $2,153. We expect that our existing cash and cash equivalents as of June 30, 2023, will be sufficient to fund our current operations for the next twelve months. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of purchasing new brands and their development plans;

●	the costs of manufacturing and shipment of our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of U.S. dollar/NIS exchange rates and U.S. dollar/GBP, which is discussed in detail in the following paragraph.

Impact of Inflation and Currency Fluctuations

Our functional and reporting currency is the U.S. dollar. We incur some of our expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries in which we are active other than the United States will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of any such devaluation will lag behind inflation in such countries.

Global inflation has risen in 2023. To date, we have not been subject to inflationary pressures. We cannot assure you that we will not be adversely affected in the future.

As of June 30, 2023, the annual rate of inflation in Israel was 4.2%. The NIS revaluated against the U.S. dollar by approximately 13.15% in 2022 and 3.26% in 2021.